SELECT ASSET FUND III

Statement of Assets and Liabilities

June 30, 2001

(Unaudited)

Assets
Investments, at value (@ cost $234,362,729)	$210,387,359
Receivable for Securities Sold	118,016
Dividends receivable	192,845
Interest receivable	642
Prepaid expenses	26,783

Total Assets	210,725,645

Liabilities
AMPS Dividends Payable	20,333
Payable for Securities Purchased	428,117
Accrued expenses	120,990
Notes payable	379,500
Accrued interest expense	9,393

Total Liabilities	958,333

Net Assets	$209,767,312

Net assets are represented by:
Series A Auction Market Preferred Stock, $.01 par value
at liquidation preference $100,000 per share, 600 shares
authorized, issued and outstanding	60,000,000
Common stock at par value, $.01 per share, 199,999,400 shares
authorized, 23,106,557.375 shares issued and outstanding	231,066
Additional paid-in capital	173,698,097
Accumulated net realized loss on investments	(186,481)
Net unrealized depreciation of investments	(23,975,370)

Net Assets	$209,767,312

Net asset value per common shares outstanding	$9.08

See accompanying notes

SELECT ASSET FUND III

Statement of Operations

For the period from January 1, 2001 to June 30, 2001

(Unaudited)
Investment income:
Dividend income	$1,546,172
Interest income	4,999
Total investment income	1,551,171

Expenses:
Administration fees (Note 2)	154,000
Broker dealer fee	75,417
Independent auditors	23,904
Interest expense	17,389
Rating agency fees	8,356
Trustee fees	12,600
Auction agent fee	4,525
Insurance	5,555
Other expenses	460
Total expenses	302,206
Net investment income	1,248,965

Net realized and unrealized gains (losses) on investments:
Net realized gain on investments:	38,054
Net unrealized depreciation of investments:	(12,513,570)

Net decrease in net assets resulting
from operations	$(11,226,551)

See accompanying notes

SELECT ASSET FUND III

Statement of Changes in Net Assets

For the period from January 1, 2001 to June 30, 2001

and for the period from August 24, 2000 (commencement of operations) to

December 31, 2000

(Unaudited)

	For the six
	months ended	For the five
	June 30, 2001	months ended
	(UNAUDITED)	December 31, 2000
From operations:
Net investment income	$1,248,965	$959,355
Net realized gain/(loss) on investments	38,054	(98,451)
Net change in unrealized depreciation
on investments	(12,513,570)	(11,461,800)
Decrease in net assets resulting from
operations	(11,226,551)	(10,600,896)

Dividends to stockholders from net investment income:
Auction market preferred stock	(1,248,965)	(797,748)
Common stock	0	(161,607)
	(1,248,965)	(959,355)

Dividends to stockholders from net realized gains:
Auction market preferred stock	(126,084)	0
	(126,084)	0

Increase (decrease) from capital transactions:
Issuance of common stock	0	231,066
Additional Paid-in-capital	161,607	233,536,490
Issuance of auction market preferred stock	0	60,000,000
Distribution of capital to common stockholder	0	(60,000,000)
	161,607	233,767,556
Total increase (decrease) in net assets	(12,439,993)	222,207,305

Net assets:
Beginning of period	222,207,305	-

End of period	$209,767,312	$222,207,305

See accompanying notes

SELECT ASSET FUND III

Notes to the Financial Statements

June 30, 2001

(Unaudited)

1. Organization and Significant Accounting Policies

The Select Asset Fund III (the "Fund") is registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund commenced investment operations on August 24, 2000.

The Fund's objective is long-term capital appreciation with income as a secondary objective. The Fund's investments consist primarily of common stocks of large and medium capitalization U.S. companies. The Fund's investment portfolio must conform to certain rating agency asset coverage tests so long as the Fund has preferred stock outstanding.

On the date of commencement, the Fund received securities with an aggregate fair value of $231,065,573.75 from a collective trust fund for employee benefit plans in exchange for 23,106,557.375 shares of common stock. On September 5, 2000, the Fund issued $60 million of AMPS and paid a common stock dividend with the proceeds.

On July 31, 2001 the Fund received securities with an aggregate fair value of $62,406,638.53 and $82 million in cash from a collective trust fund for employee benefit plans as additional paid in capital. On August 3, 2001, the Fund issued an additional $100 million of AMPS. The Fund purchased $182 million in portfolio securities from the proceeds of the sale of the Series B AMPS and the cash contribution from the common shareholder.

The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on the Nasdaq National Market) are valued at the last reported sales price on the primary exchange. Investments with maturities less than 60 days are valued at amortized cost which approximates fair value.

Security Transactions

Security transactions are accounted for on a trade date plus one business day basis which does not differ materially from a trade date basis. The cost of securities sold is determined using the identified cost method. Dividend income is recorded on ex-dividend date and interest income is recorded on the accrual basis.

Federal Income Taxes

It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute its taxable income to stockholders. Therefore, no provision for Federal income tax is required.

Distribution of Income and Gains

The Fund distributes substantially all of its taxable income in excess of the dividends paid to the preferred stockholders to the common stockholder. Dividends to the common stockholder are declared and paid at least annually. Net capital gains, if any, are generally distributed annually.

The character of income and gains to be distributed are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. Amounts distributed in excess of taxable income and net realized capital gains, if any, are considered a return of capital.

Use of Estimates

Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.

2. Related Party Transactions

A collective trust fund for employee benefit plans is the sole common stockholder of the Fund. Certain officers and trustees of the Fund are affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and trustees.

Comerica Bank serves as both custodian and administrator for the Fund and receives a fee based on a percentage of net assets outstanding. An affiliate of Comerica Bank serves as investment advisor to the Fund. The annual investment management fee, which has been waived by the investment manager for 2001 and 2000, is 0.005% of average equity investments. The administration and management fees are calculated and accrued on a monthly basis and generally paid on a quarterly basis.

For the period ended June 30, 2001 and the period from August 24, 2000 (commencement of operations) to December 31, 2000, dividend and capital gain distributions to the common stockholder were $0 and $161,607 respectively.

During the six months ended June 30, 2001 and the period from August 24, 2000 (commencement of operations) to December 31, 2000, return of capital distributions to the common stockholder amounted to approximately $0 and $60,000,000, respectively.

3. Investment Transactions

The aggregate cost of securities purchased and the aggregate proceeds of securities sold excluding short-term securities, for the six months ended June 30, 2001 were $1,742,272 and $1,157,264, respectively.

As of June 30, 2001, the aggregate gross unrealized appreciation and depreciation of investments for Federal income tax purposes, were $15,488,145 and $39,463,515, respectively.

4. Auction Market Preferred Stock

The Fund has outstanding at June 30, 2001, 600 shares of Series A Auction Market Preferred Stock. The AMPS rate in effect on June 30, 2001 was 3.05%. The $60 million of AMPS were issued in September 2000.

In August 2001, the Fund issued an additional $100 million of Series B AMPS.

Each series of AMPS is redeemable at the option of the Fund in whole, but not in part, at a price of $100,000 per share plus accumulated and unpaid dividends. Dividends are cumulative from the date of original issue and are paid every 49 days at a rate set through Dutch Auction. The Fund is subject to certain asset coverage tests, and the AMPS are subject to mandatory redemption if the tests are not met.

In addition, the AMPS are subject to mandatory redemption if the Fund ceases to qualify as a regulated investment company or if Merrill Lynch, Pierce, Fenner & Smith Incorporated ceases to be the broker dealer. The liquidation value under mandatory redemption of the AMPS is $100,000 per share plus accumulated and unpaid dividends.

5. Notes Payable

As of June 30, 2001, the Fund had $379,500 of principal notes outstanding to investors. The notes are due on August 24, 2025, bear interest at a floating rate. The interest rate, which resets annually, is set at the one-year U.S. Treasury bill rate plus 4.00%. As of June 30, 2001, the Fund was paying interest at 8.406% per annum.

SELECT ASSET FUND III

Financial Highlights

	For the six
	months ended
	June 30, 2001
	(UNAUDITED)	2000 (1)

For a share of common stock outstanding
throughout the period:
Net asset value, beginning of period	9.62	10.00
Net investment income	0.05	0.04
Net realized and unrealized gains
(losses) on investments	(0.54)	(0.50)
Total from investment operations	(0.49)	(0.46)
Capital contribution	0.01	2.71
Less distributions from net investment income:
Common stock equivalent of dividends
paid to AMPS holders	(0.05)	(0.03)
Dividends paid to common shareholders	0.00	(0.01)
Less distributions from net realized gains:
Common stock equivalent of dividends
paid to AMPS holders	(0.01)	0.00
Dividends paid to common shareholders	0.00	0.01
Less distributions from paid-in capital:
Return of capital to common stockholder	0.00	(2.60)
Total distributions	(0.06)	(2.63)
Net asset value, end of period	$9.08	$9.62
Total investment return	-5.05%	-3.80%	(2)
Ratios/supplemental data:
Net assets at end of period (000s)	209,767	222,207
Average net assets (000s)	211,936	225,841
Ratio of expenses to average net assets
applicable to common stock (3)	0.14%	0.08%
Ratio of net investment income to average net
assets applicable to common stock (3)	-0.05%	0.07%
Portfolio turnover	0.55%	0.80%

Asset coverage per AMPS share
end of period	349,612	370,346
AMPS shares outstanding	600	600
Asset coverage for notes payable,
end of period	55,275%	58,553%
Notes payable, end of period	379,500	379,500

(1)	For the period from August 24, 2000 (commencement of operations) to December 31, 2000.
(2)	Total investment return for the period, not annualized.
(3)

Ratios are calculated on the basis of income and expenses applicable to both the common and preferred stock relative to the average net assets of the common stockholder. Ratios do not reflect the effect of dividend payments to AMPS holders.

See accompanying notes to financial statements.

SELECT ASSET FUND III

Portfolio of Investments

June 30, 2001

(Unaudited)

No. of

Shares Market Value

COMMON STOCK

AUTOMOBILES & COMPONENTS 1.42%

AUTO COMPONENTS

1,800 COOPER TIRE & RUBBER 25,560.00

3,700 DANA CORP 86,358.00

13,500 DELPHI AUTOMOTIVE SYSTEMS 215,055.00

3,800 GOODYEAR TIRE & RUBBER CO 106,400.00

2,000 JOHNSON CONTROLS INC 144,940.00

1,400 SNAP ON TOOLS CORP 33,824.00

2,900 TRW INC 118,900.00

AUTOMOBILES

43,968 FORD MOTOR CO 1,079,414.40

12,800 GENERAL MOTORS CORP 823,680.00

7,300 HARLEY DAVIDSON INC 343,684.00

TOTAL AUTOMOBILES & COMPONENTS $2,977,815.40

BANKS 6.78%

BANKS

9,100 AMSOUTH BANCORP 168,259.00

39,000 BANK OF AMERICA CORP 2,341,170.00

17,300 BANK OF NEW YORK INC 830,400.00

27,400 BANK ONE CORP 980,920.00

9,700 BB&T CORP 355,990.00

5,250 CHARTER ONE FINANCIAL INC 167,475.00

13,568 FIFTH THIRD BANCORP 814,758.40

23,400 FIRST UNION CORP 817,596.00

25,784 FLEET BOSTON FINANCIAL CORP 1,017,178.80

3,800 GOLDEN WEST FINANCIAL CORP 244,112.00

5,800 HUNTINGTON BANCSHARES INC 94,830.00

10,300 KEYCORP 268,315.00

11,400 MELLON FINANCIAL CORP 524,400.00

14,200 NATIONAL CITY CORP 437,076.00

5,300 NORTHERN TRUST CO 331,250.00

6,900 PNC FINANCIAL CORP 453,951.00

4,900 REGIONS FINANCIAL CORP 156,800.00

7,700 SOUTHTRUST CORP 200,200.00

7,200 SUNTRUST BANKS INC 466,416.00

6,700 SYNOVUS FINANCIAL CORP 210,246.00

3,200 UNION PLANTERS CORP 139,520.00

45,170 US BANCORP 1,029,424.30

4,800 WACHOVIA CORP 341,520.00

38,800 WELLS FARGO CO 1,801,484.00

1,200 ZIONS BANCORP 70,800.00

TOTAL BANKS $14,264,091.50

CAPITAL GOODS 10.96%

AEROSPACE/DEFENSE & DEFENSE

22,200 BOEING CO 1,234,320.00

4,800 GENERAL DYNAMICS CORP 373,488.00

2,500 GOODRICH B F CO 94,950.00

19,400 HONEYWELL INTERNATIONAL INC 678,806.00

9,700 LOCKHEED MARTIN CORP 359,385.00

2,000 NORTHROP GRUMMAN CORP 160,200.00

8,100 RAYTHEON CO 215,055.00

11,200 UNITED TECHNOLOGIES CORP 820,512.00

BUILDING PRODUCTS

1,400 CRANE CO 43,400.00

10,700 MASCO CORP 267,072.00

CONSTRUCTION & ENGINEERING

1,800 FLUOR CORP 81,270.00

ELECTRICAL EQUIPMENT

2,200 COOPER INDUSTRIES INC 87,098.00

10,200 EMERSON ELECTRIC CO 617,100.00

4,700 MOLEX INC 171,691.00

1,000 NATIONAL SERVICES INDUSTRIES INC 22,570.00

4,500 ROCKWELL INTERNATIONAL CORP 171,540.00

1,300 THOMAS AND BETTS CORP 28,691.00

INDUSTRIAL CONGLOMERATES

236,500 GENERAL ELECTRIC CORP 11,529,375.00

9,400 MINNESOTA MINING & MANUFACTURING 1,072,540.00

3,400 TEXTRON INC 187,136.00

44,582 TYCO INTERNATIONAL LTD 2,429,719.00

MACHINERY

8,400 CATERPILLAR INC 420,420.00

1,000 CUMMINS ENGINE INC 38,700.00

3,300 DANAHER CORP 184,800.00

5,600 DEERE & CO 211,960.00

4,900 DOVER CORP 184,485.00

1,800 EATON CORP 126,180.00

7,200 ILLINOIS TOOL WORKS INC 455,760.00

3,900 INGERSOLL RAND CO 160,680.00

2,200 ITT INDUSTRIES INC 97,350.00

1,800 PACCAR INC 92,556.00

3,000 PALL CORP 70,590.00

2,700 PARKER HANNIFIN CORP 114,588.00

1,400 TIMKEN CO 23,716.00

TRADING COMPANIES & DISTRIBUTORS

4,200 GENUINE PARTS CO 132,300.00

2,200 GRAINGER W W INC 90,552.00

TOTAL CAPITAL GOODS $23,050,555.00

COMMERCIAL SERVICES & SUPPLIES 2.07%

COMMERCIAL SERVICES & SUPPLIES

14,900 AUTOMATIC DATA PROCESSING 740,530.00

2,700 AVERY DENNISON CORP 137,835.00

2,300 BLOCK H & R INC 148,465.00

2,000 CENDANT CORP 39,000.00

1,500 CINTAS CORP 69,375.00

1,700 CONCORD EFS INC 88,417.00

300 CONVERGYS CORP 9,075.00

1,800 DE LUXE CORP 52,020.00

2,900 DONNELLEY R R & SONS 86,130.00

3,100 ECOLAB INC 127,007.00

3,300 EQUIFAX INC 121,044.00

9,800 FIRST DATA CORP 629,650.00

200 FISERV INC 12,796.00

7,100 IMS HEALTH INC 202,350.00

8,900 PAYCHEX INC 356,000.00

6,100 PITNEY BOWES INC 256,932.00

3,700 ROBERT HALF INTERNATIONAL INC 92,093.00

19,500 WASHINGTON MUTUAL INC 732,225.00

14,800 WASTE MANAGEMENT INC 456,136.00

TOTAL COMMERCIAL SERVICES & SUPPLIES $4,357,080.00

CONSUMER DURABLES & APPAREL 0.94%

HOUSEHOLD DURABLES

1,500 AMERICAN GREETINGS CL A 16,500.00

2,000 BLACK & DECKER CORP 78,920.00

1,400 CENTEX CORP 57,050.00

3,800 FORTUNE BRANDS INC 145,768.00

1,100 KB HOME 33,187.00

4,700 LEGGETT & PLATT INC 103,541.00

1,900 MAYTAG CO 55,594.00

6,400 NEWELL RUBBERMAID INC 160,640.00

1,000 PULTE CORP 42,630.00

2,100 STANLEY WORKS 87,927.00

1,300 TUPPERWARE CORP 30,459.00

1,500 WHIRLPOOL CORP 93,750.00

LEISURE EQUIPMENT & PRODUCTS

2,200 BRUNSWICK CORP 52,866.00

7,100 EASTMAN KODAK CO 331,428.00

4,100 HASBRO INC 59,245.00

10,200 MATTEL INC 192,984.00

TEXTILES & APPAREL

1,300 LIZ CLAIBORNE INC 65,585.00

6,600 NIKE INC CL B 277,134.00

2,700 V F CORP 98,226.00

TOTAL CONSUMER DURABLES & APPAREL $1,983,434.00

DIVERSIFIED FINANCIALS 9.64%

DIVERSIFIED FINANCIALS

2,250 AMBAC INC 130,950.00

31,900 AMERICAN EXPRESS CO 1,237,720.00

2,700 BEAR STEARNS COS INC 159,219.00

4,700 CAPITAL ONE FINANCIAL CORP 282,000.00

119,827 CITIGROUP INC 6,331,658.68

2,700 COUNTRYWIDE CREDIT INC 123,876.00

16,600 FEDERAL HOME LOAN MORTGAGE CORP 1,162,000.00

23,800 FEDERAL NATIONAL MORTGAGE ASSOCIATION 2,026,570.00

5,800 FRANKLIN RESOURCES INC 265,466.00

10,900 HOUSEHOLD INTERNATIONAL CORP 727,030.00

46,430 JP MORGAN CHASE & CO 2,070,778.00

5,800 LEHMAN BROTHERS HOLDINGS INC 450,950.00

19,400 MBNA CORP 639,230.00

19,400 MERRILL LYNCH & CO 1,149,450.00

3,600 MOODYS CORP 120,600.00

27,100 MORGAN STANLEY DEAN WITTER & CO 1,740,633.00

6,800 PROVIDIAN FINANCIAL CORP 402,560.00

32,600 SCHWAB CHARLES CORP 498,780.00

7,600 STATE STREET CORP 376,124.00

2,900 T ROWE PRICE GROUP INC 108,431.00

3,800 USA EDUCATION INC 277,400.00

TOTAL DIVERSIFIED FINANCIALS $20,281,425.68

ENERGY 6.16%

ENERGY EQUIPMENT & SERVICES

7,900 BAKER HUGHES INC 264,650.00

10,100 HALLIBURTON CO 359,560.00

2,800 NOBLE DRILLING CO 91,700.00

5,000 TRANSOCEAN SEDCO FOREX INC 206,250.00

OIL & GAS

2,200 AMERADA HESS CORP 177,760.00

5,800 ANADARKO PETROLEUM CORP 313,374.00

1,700 ASHLAND INC 68,170.00

4,800 BURLINGTON RESOURCES INC 191,760.00

15,600 CHEVRON CORP 1,411,800.00

14,900 CONOCO CL B 430,610.00

82,600 EXXON MOBIL CORP 7,215,110.00

2,200 KERR MCGEE CORP 145,794.00

8,800 OCCIDENTAL PETROLEUM CORP 233,992.00

6,000 PHILLIPS PETROLEUM CO 342,000.00

1,900 SUNOCO INC 69,597.00

13,100 TEXACO INC 872,460.00

3,400 TOSCO CORP 149,770.00

5,800 UNOCAL CORP 198,070.00

7,500 USX-MARATHON GROUP 221,325.00

TOTAL ENERGY $12,963,752.00

FOOD & DRUG RETAILING 0.98%

FOOD & DRUG RETAILING

10,200 ALBERTSONS INC 305,898.00

9,400 CVS CORP 362,840.00

0 LONGS DRUG STORES CORP 0.00

3,100 SUPERVALUE INC 54,405.00

15,800 SYSCO CORP 428,970.00

24,100 WALGREEN CO 823,015.00

3,400 WINN-DIXIE STORES INC 88,842.00

TOTAL FOOD & DRUG RETAILING $2,063,970.00

FOOD BEVERAGE & TOBACCO 5.31%

BEVERAGES

21,300 ANHEUSER BUSCH COS 877,560.00

1,700 BROWN FORMAN INC CL B 108,698.00

58,900 COCA COLA CO 2,650,500.00

10,100 COCA COLA ENTERPRISES INC 165,135.00

900 COORS ADOLPH CO CL B 45,162.00

34,800 PEPSICO INC 1,538,160.00

3,100 QUAKER OATS CO 282,875.00

FOOD PRODUCTS

14,400 ARCHER DANIELS MIDLAND CO 187,200.00

9,800 CAMPBELL SOUP CO 252,350.00

11,800 CONAGRA INC 233,758.00

6,900 GENERAL MILLS INC 302,082.00

8,500 HEINZ H J CO 347,565.00

3,200 HERSHEY FOODS CORP 197,472.00

9,700 KELLOGG CO 281,300.00

7,400 RALSTON-RALSTON PURINA GROUP 222,148.00

19,700 SARA LEE CORP 373,118.00

5,400 WRIGLEY WILLIAM JR CO 252,990.00

TOBACCO

54,100 PHILIP MORRIS CO INC 2,745,575.00

3,900 UST INC 112,554.00

TOTAL FOOD BEVERAGE & TOBACCO $11,176,202.00

HEALTH CARE EQUIPMENT & SERVICES 1.88%

HEALTH CARE EQUIPMENT & SUPPLIES

5,000 APPLEREA CORP-APPLIED BIOSYS 133,750.00

1,300 BARD C R INC 74,035.00

1,300 BAUSCH & LOMB INC 47,112.00

6,000 BECTON DICKINSON & CO 214,740.00

3,100 BIOMET INC 148,986.00

28,600 MEDTRONIC INC 1,315,886.00

HEALTH CARE PROVIDERS & SERVICES

3,300 AETNA US HEALTHCARE 85,371.00

10,500 CARDINAL HEALTH INC 724,500.00

3,900 CIGNA CORP 373,698.00

12,800 HCA - THE HEALTHCARE COMPANY 578,432.00

6,700 MCKESSON HBOC INC 248,704.00

TOTAL HEALTH CARE EQUIPMENT & SERVICES $3,945,214.00

HOTELS RESTAURANTS & LEISURE 0.69%

HOTELS RESTAURANTS & LEISURE

8,800 HILTON HOTELS CORP 102,080.00

5,700 MARRIOTT INTERNATIONAL CL A 269,838.00

30,800 MCDONALDS CORP 833,448.00

4,700 STARWOOD HOTELS & RESORTS 175,216.00

2,700 WENDYS INTERNATIONAL INC 68,958.00

TOTAL HOTELS RESTAURANTS & LEISURE $1,449,540.00

HOUSEHOLD & PERSONAL PRODUCTS 2.25%

HOUSEHOLD PRODUCTS

5,600 CLOROX CO 189,560.00

13,500 COLGATE PALMOLIVE CO 796,365.00

13,200 KIMBERLY CLARK CORP 737,880.00

31,200 PROCTER & GAMBLE CO 1,990,560.00

PERSONAL PRODUCTS

1,300 ALBERTO CULVER CO CL B 54,652.00

5,400 AVON PRODUCTS INC 249,912.00

24,900 GILLETTE CO 721,851.00

TOTAL HOUSEHOLD & PERSONAL PRODUCTS $4,740,780.00

INSURANCE 4.57%

INSURANCE

12,800 AFLAC INC 403,072.00

17,500 ALLSTATE CORP 769,825.00

11,800 AMERICAN GENERAL CORP 548,110.00

40,300 AMERICAN INTERNATIONAL GROUP 3,465,800.00

6,100 AON CORP 213,500.00

4,200 CHUBB CORP 325,206.00

3,800 CINCINNATI FINANCIAL CORP 150,100.00

8,100 CONSECO INC 110,565.00

5,400 HARTFORD FINANCIAL SERVICES GROUP INC 369,360.00

3,600 JEFFERSON PILOT CORP 173,952.00

4,900 JOHN HANCOCK FINANCIALSERVICES INC 197,274.00

4,300 LINCOLN NATIONAL CORP 222,525.00

4,600 LOEWS CORP 296,378.00

6,500 MARSH & MCLENNAN COS INC 656,500.00

3,450 MBIA INC 192,096.00

14,400 METLIFE 446,112.00

2,500 MGIC INVESTMENT CORP 181,600.00

1,800 PROGRESSIVE CORP 243,342.00

3,100 SAFECO CORP 91,450.00

5,000 ST. PAUL COS INC 253,450.00

3,100 TORCHMARK CORP 124,651.00

5,800 UNUMPROVIDENT CORP 186,296.00

TOTAL INSURANCE $9,621,164.00

MATERIALS 2.76%

CHEMICALS

5,500 AIR PRODUCTS & CHEMICALS INC 251,625.00

21,355 DOW CHEMICAL CO 710,053.75

25,100 DUPONT DE NEMOURS & CO 1,210,824.00

1,800 EASTMAN CHEMICAL 85,734.00

3,100 ENGLEHARD CORP 79,949.00

1,300 GREAT LAKES CHEMICAL CORP 40,105.00

2,500 HERCULES INC 28,250.00

2,100 INTERNATIONAL FLAVORS & FRAGRANCES 52,773.00

4,100 PPG INDUSTRIES INC 215,537.00

3,800 PRAXAIR INC 178,600.00

5,200 ROHM & HAAS CO 171,080.00

1,700 SIGMA-ALDRICH CORP 65,654.00

CONSTRUCTION MATERIALS

2,400 VULCAN MATERIALS CO 129,000.00

CONTAINERS & PACKAGING

700 BALL CORP 33,292.00

1,300 BEMIS CO 52,221.00

1,300 TEMPLE INLAND INC 69,277.00

METALS & MINING

20,600 ALCOA INC 811,640.00

2,000 ALLEGHENY TECHNOLOGIES INC 36,180.00

4,400 NEWMONT MINING CORP 81,884.00

2,000 NUCOR CORP 97,780.00

1,900 PHELPS DODGE CORP 78,850.00

2,200 USX-U S STEEL GROUP 44,330.00

2,000 WORTHINGTON INDUSTRIES INC 27,200.00

PAPER & FOREST PRODUCTS

1,300 BOISE CASCADE CORP 45,721.00

5,395 GEORGIA PACIFIC CORP 182,620.75

11,600 INTERNATIONAL PAPER CO 414,120.00

2,400 LOUISIANA PACIFIC CORP 28,152.00

2,400 MEAD CORP 65,136.00

600 POTLATCH CORP 20,646.00

2,400 WESTVACO CORP 58,296.00

5,600 WEYERHAEUSER CO 307,832.00

2,700 WILLIAMETTE INDUSTRIAL 133,650.00

TOTAL MATERIALS $5,808,012.50

MEDIA 2.29%

MEDIA

49,400 AOL TIME WARNER 2,618,200.00

2,200 DOW JONES & CO 131,362.00

6,400 GANNETT CO INC 421,760.00

7,600 INTERPUBLIC GROUP COS INC 223,060.00

1,900 KNIGHT-RIDDER INC 112,670.00

4,700 MCGRAW-HILL COS INC 310,905.00

1,300 MEREDITH CORP 46,553.00

4,000 NEW YORK TIMES CO CL A 168,000.00

4,200 OMNICOM GROUP INC 361,200.00

1,900 TMP WORLDWIDE INC 112,309.00

7,400 TRIBUNE CO 296,074.00

500 VIACOM INC CL B 25,875.00

TOTAL MEDIA $4,827,968.00

PHARMACEUTICALS & BIOTECHNOLOGY 11.34%

PHARMACEUTICALS

37,000 ABBOT LABORATORIES 1,776,370.00

3,100 ALLERGAN INC 265,050.00

31,200 AMERICAN HOME PRODUCTS 1,823,328.00

47,200 BRISTOL MYERS SQUIBB CO 2,468,560.00

66,800 JOHNSON & JOHNSON 3,340,000.00

27,000 LILLY ELI & CO 1,998,000.00

55,000 MERCK & CO INC 3,515,050.00

150,000 PFIZER INC 6,007,500.00

30,300 PHARMACIA CORP 1,392,285.00

35,000 SCHERING PLOUGH 1,268,400.00

TOTAL PHARMACEUTICALS & BIOTECHNOLOGY $23,854,543.00

PHARMACEUTICALS & 0.01%

BIOTECHNOLOGYNOLOGY

BIOTECHNOLOGYNOLOGY

300 AMGEN INC 18,204.00

TOTAL PHARMACEUTICALS & $18,204.00

BIOTECHNOLOGYNOLOGY

RETAILING 5.53%

MULTILINE RETAIL

1,900 DILLARDS INC CL A 29,013.00

7,900 DOLLAR GENERAL 154,050.00

7,400 MAY DEPARTMENT STORES CO 253,524.00

3,200 NORDSTROM INC 59,360.00

6,200 PENNEY JC INC 163,432.00

8,500 SEARS ROEBUCK & CO 359,635.00

21,800 TARGET CORP 754,280.00

106,200 WAL MART STORES INC 5,182,560.00

SPECIALTY RETAIL

4,900 CIRCUIT CITY STORES 88,200.00

20,600 GAP INC 597,400.00

55,800 HOME DEPOT 2,597,490.00

10,300 LIMITED INC 170,156.00

9,200 LOWES COS 667,460.00

4,500 RADIOSHACK CORP 137,250.00

3,600 SHERWIN WILLIAMS CO 79,920.00

3,400 TIFFANY & CO 123,148.00

7,100 TJX COS INC 226,277.00

TOTAL RETAILING $11,643,155.00

SOFTWARE & SERVICES 6.43%

IT CONSULTING & SERVICES

11,200 ELECTRONIC DATA SYSTEMS CORP 700,000.00

SOFTWARE

5,800 ADOBE SYSTEMS INC 272,600.00

1,300 AUTODESK INC 48,490.00

14,000 COMPUTER ASSOCIATES INTERNATIONAL INC 504,000.00

4,300 INTUIT INC 171,957.00

126,500 MICROSOFT CORP 9,234,500.00

135,600 ORACLE CORP 2,576,400.00

600 SIEBEL SYSTEMS 28,140.00

TOTAL SOFTWARE & SERVICES $13,536,087.00

TECHNOLOGY HARDWARE & EQUIPMENT 5.43%

COMPUTERS & PERIPHERALS

40,600 COMPAQ COMPUTER CORP 628,894.00

400 DELL COMPUTER CORP 10,460.00

400 EMC CORP 11,620.00

47,600 HEWLETT PACKARD CO 1,361,360.00

42,000 IBM CORP 4,746,000.00

ELECTRONIC EQUIPMENT & INSTRUMENTS

1,100 MILLIPORE CORP 68,178.00

2,600 PERKINELMER INC 71,578.00

500 SANMINA CORP 11,705.00

300 SOLECTRON CORP 5,490.00

4,500 SYMBOL TECHNOLOGIES 99,900.00

SEMICONDUCTOR EQUIPMENT & PRODUCTS

500 ADVANCED MICRO DEVICES 14,440.00

1,000 APPLIED MICRO CIRCUITS CORP 17,200.00

300 BROADCOM CORP 12,828.00

94,800 INTEL CORP 2,772,900.00

7,500 LINEAR TECHNOLOGY CORP 331,650.00

300 MAXIM INTEGRATED PRODUCTS 13,263.00

100 NOVELLUS SYSTEMS INC 5,679.00

39,100 TEXAS INSTRUMENTS 1,231,650.00

TOTAL TECHNOLOGY HARDWARE & EQUIPMENT $11,414,795.00

TECHNOLOGY HARDWARE & TOOLS & 2.44%

EQUIPMENT

COMMUNICATIONS EQUIPMENT

6,483 AVAYA INC 88,817.10

166,500 CISCO SYSTEMS INC 3,030,300.00

300 COMVERSE TECHNOLOGY INC 17,286.00

20,100 CORNING INC 335,871.00

300 JDS UNIPHASE CORP 3,825.00

77,500 LUCENT TECHNOLOGIES INC 480,500.00

51,800 MOTOROLA INC 857,808.00

3,800 SCIENTIFIC ATLANTA 154,280.00

OFFICE ELECTRONICS

16,500 XEROX CORP 157,905.00

TOTAL TECHNOLOGY HARDWARE & TOOLS & $5,126,592.10

EQUIPMENT

TELECOMMUNICATION SERVICES 5.39%

DIVERSIFIED TELECOMMUNICATION

SERVICES

7,600 ALLTEL CORP 465,576.00

81,600 AMERICAN TELEPHONE & TELEGRAPH 1,795,200.00

44,900 BELLSOUTH CORP 1,808,123.00

3,300 CENTURYTEL INC 99,990.00

400 CITIZENS COMMUNICATIONS CO 4,812.00

80,600 SBC COMMUNICATIONS INC 3,228,836.00

21,000 SPRINT CORP 448,560.00

65,000 VERIZON COMMUNICATIONS 3,477,500.00

300 WORLDCOM INC 4,260.00

TOTAL TELECOMMUNICATION SERVICES $11,332,857.00

TRANSPORTATION 0.72%

AIR FREIGHT & COURIERS

500 FEDEX CORP 20,100.00

AIRLINES

2,900 DELTA AIR LINES INC 127,832.00

18,000 SOUTHWEST AIRLINES CO 332,820.00

ROAD & RAIL

10,000 BURLINGTON NORTHERN SANTA FE 301,700.00

5,200 CSX CORP 188,448.00

9,200 NORFOLK SOUTHERN CORP 190,440.00

1,400 RYDER SYSTEMS INC 27,440.00

5,900 UNION PACIFIC CORP 323,969.00

TOTAL TRANSPORTATION $1,512,749.00

UTILITIES 4.01%

ELECTRIC UTILITIES

1,500 AES CORP 64,575.00

2,400 ALLEGHENY ENERGY INC 115,800.00

3,200 AMEREN CORP 136,640.00

7,600 AMERICAN ELECTRIC POWER INC 350,892.00

6,400 CALPINE CORP 241,920.00

3,800 CINERGY CORP 132,810.00

2,700 CMS ENERGY CORP 75,195.00

5,000 CONSOLIDATED EDISON INC 199,000.00

3,600 CONSTELLATION ENERGY GROUP 153,360.00

5,700 DOMINION RESOURCES INC 342,741.00

4,000 DTE ENERGY CO 185,760.00

17,600 DUKE POWER CO 686,576.00

7,900 EDISON INTERNATIONAL 88,085.00

5,500 ENTERGY CORP 211,145.00

7,675 EXELON CORP 492,121.00

5,500 FIRSTENERGY CORP 176,880.00

4,200 FPL GROUP INC 252,882.00

2,900 GPU INC 101,935.00

6,863 MIRANT CORP 236,087.20

9,300 PG&E CORP 104,160.00

2,000 PINNACLE WEST CAPITAL CORP 94,800.00

3,400 PPL CORP 187,000.00

5,233 PROGRESS ENERGY INC 235,066.36

4,700 PUBLIC SERVICE ENTERPRISE GROUP 229,830.00

7,000 RELIANT ENERGY INC 225,470.00

15,500 SOUTHERN CO 360,375.00

6,400 TXU CORP 308,416.00

4,630 XCEL ENERGY INC 131,723.50

GAS UTILITIES

12,273 EL PASO CORP 644,823.42

600 KEYSPAN CORP 21,888.00

2,400 KINDER MORGAN INC 120,600.00

1,100 NICOR INC 42,878.00

2,252 NISOURCE INC 61,547.16

1,200 ONEOK INC 23,640.00

900 PEOPLES ENERGY CORP 36,180.00

4,900 SEMPRA ENERGY 133,966.00

MULTI-UTILITIES

300 DYNEGY INC 13,950.00

17,500 ENRON CORP 857,500.00

10,900 WILLIAMS COS INC 359,155.00

TOTAL UTILITIES $8,437,372.64

TOTAL COMMON STOCK $210,387,358.82

TOTAL INVESTMENTS - (cost $234,362,729) 100.00% $210,387,358.82

See accompanying notes to financial statements

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